Exhibit 99.43

ImmunoPrecise Announces Artificial Intelligence Collaboration with EVQLV to Accelerate Vaccine and Antibody Discovery for SARS-CoV-2 Coronavirus

The partnership with the New York-based artificial intelligence company will focus on high-throughput computational antibody design to derive novel leads from ImmunoPrecise’s platforms and accelerate Coronavirus therapeutic antibody discovery and development.

NEW YORK and VICTORIA, March 2, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA” (TSX VENTURE: IPA) (OTC QB: IPATF), through its subsidiary, Talem Therapeutics (talemtherapeutics.com), and the New York-based company EVQLV, Inc. (evqlv.com), announces a new collaboration aimed at accelerating the global effort to develop lead therapeutic and vaccine candidates against the SARS-CoV-2 virus. IPA’s announcement discloses they have teamed up with EVQLV, an artificial intelligence (AI) company focused on accelerating the discovery and optimization of antibody therapies, as the companies work together to augment and accelerate Talem’s Coronavirus discovery program.

As part of the collaboration, EVQLV will perform in silico antibody design and discovery to generate novel, optimized antibody sequences leveraging lead candidate data from IPA’s discovery technologies, as well as previously published sequences. EVQLV plans to utilize its high-speed, evolutionary algorithms with IPA’s expedited B cell Select™ and custom DeepDisplay™ antibody outputs to intelligently discover context-dependent representations that comprise the mutational space of therapeutic candidates for the treatment of SARS-CoV-2 Coronavirus.

“We have been working diligently with EVQLV’s executive team on strategic and operational alignments for the past nine months, an astonishingly fateful advantage under these circumstances, and are able, consequently, to leverage the benefits of this collaboration immediately,” said Dr. Jennifer Bath, President and CEO of IPA. “Our time spent with EVQLV’s management has demonstrated their immense capacity for creativity and thinking outside the box, while absorbing the complexities of IPA’s technologies and outputs. We believe the two teams will create significant therapeutic value together.”

EVQLV will build on IPA’s vast sequence outputs as well as published data to identify and screen hundreds of millions of potential treatments in only days, a feat that would be impossible in a laboratory. Using a wide range of machine learning algorithms, EVQLV can filter candidates with a higher probability of success by computationally measuring and leveraging biological rules and unseen patterns. IPA will narrow the most promising, yet diverse, candidates and demonstrate their unique attributes by synthesizing and wet lab testing specific subsets of selected leads.

“We aim to dramatically reduce the time it takes to identify robust lead candidates with clinical relevance,” added Dr. Bath. “It was clear to us that EVQLV and ImmunoPrecise were a textbook fit. Harnessing the most innovative technologies to more quickly and effectively tackle this global health crisis reflects the core of both company’s philosophies, pushing the frontlines of innovation to improve human health and patient outcomes.”

EVQLV’s algorithms work by initially exploring approximately 10150 therapeutic possibilities against each Coronavirus target the team pursues. Based on the learning the AI gains from this process, EVQLV’s computational engine is able to generate millions of potentially relevant therapeutic antibodies against the SARS-CoV-2 Coronavirus. Using high-performance cloud computing, EVQLV runs a massively parallel process to screen these candidates down to the optimal leads by considering critical antibody characteristics.

In addition to collaborating to produce novel, computationally generated therapies for SARS-CoV-2, EVQLV’s cutting edge AI can be applied to candidates generated from IPA’s rapid discovery programs to quickly expand libraries of therapeutics for other disease indications. Further to the Coronavirus collaboration, the companies plan to continue to work together to leverage EVQLV’s continuously improving AI, along with IPA’s expertise in the design and discovery of biologics, to develop a wide range of novel therapies for patients in need.

“We are excited to be working with the incredible team at IPA” stated EVQLV’s CEO, Andrew Satz. “ImmunoPrecise’s end-to-end antibody discovery capabilities and their highly sophisticated platforms are ideally optimized to leverage our computational technology to rapidly discover treatments for the Coronavirus. By working together, we are supporting our shared commitment of using cutting edge technology to accelerate the identification and validation of novel therapies for those in need.”

Therapeutic candidates developed through this collaboration will remain the ownership of IPA, with commercial royalties issued to EVQLV upon completion of pre-defined, commercial milestones.

About EVQLV

EVQLV develops artificial intelligence, engineered with life science data and biological knowledge, to deliver an innovative paradigm that accelerates the speed at which biologic therapies reach patients. Comprised of experts in machine learning, molecular biology, computational biology, pharmacology, software engineering, antibody design, cloud computing, and preclinical/clinical development, EVQLV is on a mission to transform how healing reaches those in need. For further information, visit www.evqlv.com or contact Daniel Gigante at dgigante@evqlv.com.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

About Talem Therapeutics LLC

Talem Therapeutics is focused on the discovery and development of therapeutic antibodies targeting emerging, infectious diseases, neurology, immuno-oncology, inflammation, and rare/specialty diseases.

With direct access to world-class, expedited and end-to-end technologies in the antibody discovery and development process, Talem accelerates novel, therapeutic antibody treatments to the clinic through strategic alliances and partnerships. For further information, visit www.talemtherapeutics.com or contact bd@talemtherapeutics.com.

There is no assurance that ImmunoPrecise will be successful in the development of a vaccine and/or therapeutic against the new coronavirus. In particular, the development of a vaccine and/or therapeutic requires significant capital, which will require additional financing by ImmunoPrecise, successful clinical trials and extensive regulatory approvals.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by

ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended October 31, 2019 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. SOURCE ImmunoPrecise Antibodies

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CO: ImmunoPrecise Antibodies Ltd.

CNW 07:00e 02-MAR-20